Actions Semiconductor Announces Annual General Meeting Results

ZHUHAI, China, May 11, 2011 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today announced the results from its Annual General Meeting (AGM) held on May 10, 2011.

Shareholders approved all of the resolutions proposed in the AGM notice, including the re-election of Class II directors Mr. Shao-Chuan (Shawn) Li  and Mr. Jun-Tse (Walter) Huang to serve on the Company’s Board of Directors for a 3-year term, and the adoption of the amended and restated 2007 Equity and Performance Incentive Plan.

"We would like to thank our shareholders for their continued support.  We are pleased that shareholders approved all of the proposed resolutions at this year’s AGM," said Mr. Niccolo Chen, CEO of Actions Semiconductor.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

Investor Contacts:
Lisa Laukkanen The Blueshirt Group lisa@blueshirtgroup.com 415-217-4967	Edward Chen Investor Relations at Actions Semiconductor edward@actions-semi.com +86-756-3392353*1110